OMB APPROVAL
OMB Number: 3235-0058
Expires: April 30, 2009
Estimated average burden hours per response ... 2.50

SEC FILE NUMBER
001-10655

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	November 23, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Environmental Tectonics Corporation

Full Name of Registrant

Former Name if Applicable
125 James Way,
County Line Industrial Park

Address of Principal Executive Office (Street and Number)
Southampton, Pennsylvania 18966

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The third fiscal quarter of Environmental Tectonics Corporation (the “Company”) ended on November 23, 2007. Accordingly, the Company’s Quarterly Report on Form 10-Q is required to be filed by January 7, 2008.

On November 14, 2007, the Audit Committee of the Board of Directors of the Company, in consultation with management, determined that the Company will need to restate (the “Restatement”) its previously issued consolidated financial statements for prior periods, including the periods ended November 24, 2006 and February 23, 2007, due to errors in accounting with respect to accounts receivable related to the carrying value of a claims receivable booked in connection with a contract with the Department of the Navy for a submarine decompression chamber project. The Company is in the process of determining if these errors in accounting affected additional periods prior to the fiscal quarter ended November 24, 2006, including for the fiscal years ended February 28, 2003, February 27, 2004, February 25, 2005 and February 24, 2006.

On November 28, 2007, Grant Thornton LLP (“Grant”), the independent registered public accounting firm for the Company, resigned. In connection with its resignation, Grant advised the Audit Committee of the Company’s Board of Directors (“Audit Committee”) that the reason for its resignation is that information has come to Grant’s attention that has led it to no longer be able to rely on management’s representations and has made it unwilling to be associated with the financial statements prepared by management. As previously disclosed, in July 2007, the Audit Committee commenced an internal investigation after the Company was notified in June 2007 of the Department of the Navy’s counterclaims related to the Company’s claim in connection with the contract for its submarine rescue decompression project. As previously disclosed, in November 2007, the Audit Committee and its counsel informed Grant of certain results of that investigation.

The Company’s Board of Directors has commenced a search for a new independent registered public accounting firm.

As a result of the foregoing, the Company was unable to complete and file its Quarterly Report on Form 10-Q on a timely basis and to do so would have required it to use unreasonable effort and to incur unreasonable expense.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Duane D. Deaner	(215)	355-9100
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑

The Company has failed to file its Quarterly Reports on Form 10-Q for the fiscal quarters ended May 25, 2007 and August 24, 2007.
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ENVIRONMENTAL TECTONICS CORPORATION
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	January 7, 2008	By	/s/ Duane D. Deaner

Duane D. Deaner
Chief Financial Officer